UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34378 / September 22, 2021

In the Matter of	:
	:
Oppenheimer International Small-Mid Co Fund	:
6803 South Tucson Way	:
Centennial, Colorado 80112 -3924	:
	:
(811-08299)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on June 11, 2021, and an amendment on August 18, 2021, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On August 27, 2021, a notice of filing of the application was issued (Investment Company Act Release No. 34366). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary